Layne Christensen Company
1900 Shawnee Mission Parkway • Mission Woods, Kansas 66205 • (913) 362-0510 • Fax: (913) 362-0133
JERRY W. FANSKA
Sr. V.P. Finance — Treasurer
March 20, 2007
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: John Cash, Accounting Branch Chief

Re:	Layne Christensen Company
Form 10-K for the Fiscal Year Ended January 31, 2006
Forms 10-Q for the Fiscal Quarters Ended April 30, 2006, July 31, 2006 and October 31, 2006
File No. 000-20578
Ladies and Gentlemen:
On behalf of Layne Christensen Company (the “Company”), this letter responds to the March 9, 2007 letter the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in respect of the filings noted above. The Company’s responses are as follow. These responses are provided under the same captions as contained in the Staff’s March 9, 2007 letter.
Staff Comment
Form 10-K for the Fiscal Year Ended January 31, 2006
Note 2 — Acquisitions, page 43
1.	Based on your response to your prior comment two, it appears that you valued the backlog acquired in the Reynolds transaction at less than 1% of the gross backlog amount. In this regard, we note that the gross acquired backlog was approximately $195 million, and you valued this backlog in your purchase accounting at $227,000. Please provide us with a more detailed description of your valuation methodology and the various assumptions that went into your valuation to help us better understand how you determined that the fair value of this backlog is so much less than the gross backlog amount.
Company’s Response
Attached as Exhibit A to this letter is a detailed calculation and description of methodology excerpted from the report of our independent valuation firm. As indicated in the Exhibit, the contracts were valued based on the estimated gross profit of the contracts, less a normalized overhead cost and income taxes. These estimates of after-tax profitability were then reduced by a return on supporting assets to arrive at the cash flows to be discounted.

Securities and Exchange Commission
March 20, 2007

     Staff Comment
     Form 10-Q for the Fiscal Quarter Ended October 31, 2006
     Note 10 — Operating Segments, page 15
2.	We note your response to our prior comment four. Although the aggregation of your geoconstruction and water and wastewater infrastructure segments remains unclear to us, given the size of the geoconstruction segment and the information provided in your response, we will not pursue this issue further at this time. In this regard, we note that the determination of reportable segments under SFAS 131 requires considerable judgment, and we believe that management is in the best position to determine your reportable segments. Please confirm that you will continue to consider the requirements of SFAS 131 as you determine your segments going forward. Please also consider whether additional disclosures would be appropriate under paragraph 37 of SFAS 131.
     Company’s Response
We confirm that we will continue to consider the requirements of SFAS 131, and any related pronouncements or guidance that may be issued, in determining our segments going forward. We also confirm that, in conjunction with the preparation of our Annual Report on Form 10-K for the fiscal year ended January 31, 2007, and in future filings, we will consider additional disclosures as appropriate under SFAS 131, and specifically paragraph 37.
The Company appreciates the Staff’s efforts in assisting the Company in its compliance with the applicable disclosure requirements and in enhancing the overall disclosure in its filings. Should the Staff have any comments on the contents of this letter, please contact the undersigned at 913-677-6858.
Sincerely,
/s/ Jerry W. Fanska
Jerry W. Fanska
Sr. Vice President Finance and Treasurer
JWF:bk

cc:	A. B. Schmitt
S. F. Crooke
H. Cohen (Deloitte & Touche)

EXHIBIT A
Reynolds Inc.
Summary of Purchase Price Allocation
Valuation as of September 28, 2005
(In ‘000 U.S. Dollars)
Reynolds Inc.
Customer Contracts Valuation Analysis

				2005	2005	2006	2007
					Q4
Net Revenue From Existing Customer contracts				$194,671,150	$33,888,536	$145,747,192	$6,301,004
COGS				166,584,095	31,257,594	134,432,086	5,811,825

Gross Profit				$28,087,055	$2,630,942	$11,315,106	$489,179

Expenses				15,379,945	2,202,755	9,473,567	409,565

Pretax Income				$12,707,110	$428,187	$1,841,539	$79,614

Income Tax Expense (40%)				5,082,844	171,275	736,615	31,846

Net Income [A]				$7,624,266	$256,912	$1,104,923	$47,769

LESS: RETURN ON AND OF SUPPORTING ASSETS

		REQ	REM.
	FMV	RATE	LIFE

TANGIBLE ASSETS:
WORKING CAPITAL	$21,597,246	4.0%	N/A	863,890
PROPERTY, PLANT & EQUIPMENT	$37,396,910	8.0%	6.0	2,991,753

INTANGIBLE ASSETS:
TRADENAME	$16,000,000	15.4%	N/A	2,458,880
PATENTS	$358,637	15.4%	3.0	55,115
ASSEMBLED WORKFORCE	$1,110,735	16.4%	N/A	125,621

RETURN ON AND OF SUPPORTING ASSETS [B]				6,495,259	218,868	941,305	40,695
Percentage of Net Cash Flow (a)				85.2%	85.2%	85.2%	85.2%

Excess Earnings [A-B]				$1,129,007	$38,044	$163,618	$7,074

Discount Rate		15.4%
Present Value Interest Factor					0.9823	0.8983	0.7787

Discounted Net Cash Flow					$37,369.94	$146,982.79	$5,507.96

P. V. of Customer Contracts Cash Flows					$189,861

Amortization Benefit
Discount Rate			15.4%
Tax Rate			40.0%
Tax Amortization Period			15

Amortization Benefit					$37,393

Fair Value of Customer Contracts (Rounded)					$227,000

Note:
(a) Contributory Asset charges applied each year, 2005 thru 2007.

VALUATION SECTION
DERIVATION OF THE DISCOUNT RATE
In order to value the intangible assets under the income approach, we first estimated the discount rate appropriate to apply to the Company’s projected net free cash flows. The discount rate converts the future economic benefits to present value. In this section of the report, we discuss the method of calculating the discount rate used in the income approach.
The discount rate is determined after considering the overall risk of the investment, which includes: (1) operating and financial risk in the business enterprise or asset; (2) current and projected profitability and growth; (3) risk of the respective industry; and (4) the equity risk premium relative to Treasury bonds. The discount rate is also affected by an analyst’s judgment regarding the credibility of the income projections. The discount rate rises as the projections become increasingly optimistic, or falls as the degree of certainty increases.
Weighted Average Cost of Capital — The discount rate applicable to net debt-free cash flows is called the weighted average cost of capital (“WACC”), which is a function of the cost of debt, cost of equity, and capital structure. The cost of debt capital is based upon bank lending rates or yields from corporate bonds whose ratings reflect the financial risk of the subject company. Additionally, the cost of debt is reduced to reflect the tax deductibility of interest payments. The cost of equity is determined by the Build-up Model, which combines a risk-free rate of return, various equity risk premiums, and an adjustment for company or asset specific risk. The cost of debt and equity are weighted according to the industry capital structure and then combined. The equation for WACC is as follows.

Weighted Average Cost of Capital

WACC	=	[ Rd * Pd ( 1 – t ) ] + [ Re * Pe ]

Where: Rd	=	Cost of Debt
Pd	=	Percentage of Debt in Capital Structure
Re	=	Cost of Equity
Pe	=	Percentage of Equity in Capital Structure
t	=	Tax Rate

Cost of Debt (Rd) — The cost of debt is approximated by the current yield-to-maturity (or yield) on publicly traded debt with similar risks to that of the subject Company. Debt instruments that are subject to default risk, such as corporate bonds, contain an upward bias (compared to risk-free instruments such as U.S. government bonds) because the yield-to-maturity is a “promised” yield; that is, it includes both a safe rate and compensation for the expected probability of loss from default. The probability of default depends upon the quality of the debt. For instance, debt rated “AAA” (lowest probability of default) has less risk of default than debt rated “CCC” (which has predominantly speculative characteristics with respect to capacity to pay interest and repay principal). Thus, the return on an AAA-rated investment is lower than a CCC-rated investment because an investor would demand a higher rate of return for assuming additional risk of the CCC investment.
Risk is defined as the degree of uncertainty as to the realization of expected future returns. Stated differently, for a given level of expected future cash flow, the lower the risk, the higher the present value; conversely, the higher the risk, the lower the present value. The pre-tax cost of debt is estimated to be 6.0% based on the Company’s perceived risk and the market yield as of the date of value.
Cost of Equity (Re) — The equity cost of capital, which is equal to the expected or required rate of return (forecast mean return) for a firm’s equity, includes all dividends plus any capital gains or losses. Unlike the cost of debt, the cost of equity is not directly observable in the market. To estimate the cost of equity, we utilized the Build-Up Model. The general equation is as follows.
K(E) = R(F) + L(P) + S(P) + C(P)
where,

K(E)	=	The required return on equity (cost of equity) ;

R(F)	=	The risk-free rate of return as measured by the current return on 20 - year U.S. Government Treasury Bonds;

L(P)	=	The equity premium required in order to invest in large-capitalization common stocks compared to 20-year U.S. Treasury Bonds;

S(P)	=	The equity premium required in order to invest in small-capitalization common stocks compared to large-capitalization common stocks; and

C(P)	=	The additional risk premium required in order to invest in the Company compared to other equity investments.

As of September 28, 2005, the rate of return on 20 — year U.S. Government Treasury Bonds (the risk-free rate) was approximately 4.55%.1 The adjusted large-capitalization equity risk premium and the small-capitalization equity risk premium were 6.1% and 6.4%, respectively, as shown in Ibbotson’s 2005 Yearbook for Stocks, Bonds, Bills, and Inflation: Valuation Edition. The equity risk premium reflects the difference between the arithmetic total return on S&P 500 large-capitalization common stocks and the income-only return on 20-year U.S. Government Treasury Bonds from 1926 through 2004. The size risk premium reflects the additional rate of return required of Micro-Capitalization companies2 (in addition to the equity risk premium required to invest in large-capitalization stocks) on the New York, American, and National Association of Securities Dealers stock exchanges from 1926 through 2004.
Because the Company’s specific investment risk is considerably greater than that of those firms included in the lowest decile of the S&P 500, there was no additional risk premium 3 added to the Company’s required rate of return on equity to compensate for the increased Company-specific risk. Given these factors, Reynolds’ required rate of return on equity is estimated to be 17.06%.
To determine a proper debt-to-equity ratio, an analysis was performed of companies within the Company’s SIC code to ascertain industry standards. Several sources of data were consulted4, and it was determined based on an industry-average and the Seller’s capital structure, 20% debt and 80% equity was appropriate.

[1]	“20-Year Treasury Bonds,” Federal Reserve, September 28, 2005

[2]	“Micro-Capitalization companies” refers to companies in the smallest 20% of all company capitalizations on the New York, American, and National Association of Securities Dealers stock exchanges. Micro-Capitalization companies include companies with market capitalizations at or below $314,042,000.

[3]	Accounts for the Seller’s incremental risk relative to public companies due to disclosure requirements, expected growth, market risk, liquidity, dependence on one industry and access to capital.

[4]	Annual Statement Studies by RMA Data 2004-2005 and Onesource.com

Using the previously mentioned capital structure, the Seller’s weighted average cost of capital was calculated to be approximately 14.37%, as shown in the following table:

	Target	Before Tax	After Tax	Weighted
	Percent	Cost	Cost	Cost
Debt*	20.0%	6.000%	3.600%	0.720%

Equity	80.0%	17.060%	17.060%	13.648%

Weighted Average Cost of Capital				14.368%

The required rate of return on the Company’s intangible assets is typically greater than that of its Weighted Average Cost of Capital. As a result of the Company’s strategic positioning, and specific intangible assets, an additional 1% — 2% was added to its Weighted Average Cost of Capital. As a result, a required rate of return (or discount rate) of 15.4% — 16.4% was applied. The following table outlines this approach for the subject company.
Reynolds Inc.
WACC RECONCILIATION

	Balances	Percent of	Required Rate	Weighted Rate	Percent of
	9/28/2005	Total	of Return	of Return	Total Return
Working Capital	$21,597,246	19.22%	5.00%	0.96%	7.20%

Net Fixed Assets	37,396,910	33.28%	8.00%	2.66%	19.94%

Trade Name	16,000,000	14.24%	15.37%	2.19%	16.39%

Contracts	227,000	0.20%	15.37%	0.03%	0.23%

Patents	358,637	0.32%	15.37%	0.05%	0.37%

Assembled Workforce	1,110,735	0.99%	16.37%	0.16%	1.21%

Goodwill	35,665,509	31.74%	23.00%	7.30%	54.67%

Business Enterprise Value	$112,356,037	100.00%		13.36%	100.00%

Weighted Average Cost of Capital				14.37%

Note: For financial reporting purposes, the fair market value of goodwill includes the fair value of assembled workforce

MATERIAL INTANGIBLE ASSET VALUATION
There are many factors to consider in determining the fair value of intangible assets. In the final analysis, all factors pertinent to the intangible assets under review are directly or indirectly related to the Company’s current and potential earning power and return on, and of, assets employed to support the intangible assets. Because the customer accounts imply a stream of future cash flows to the Company, we have used the income approach.
VALUATION OF CUSTOMER CONTRACTS
The Company derives its revenues from customers who buy the Company’s services. The current contracts in place have value due to future cash flows the current contracts expect to generate during the contract period. As part of the acquisition of Reynolds, the buyer acquired these customer contracts. Since Reynolds has to successfully bid and win projects based on different criteria and not based on existing relationships, there is no separate valuation of customer base or customer relationships. In the case of the Company, there are approximately 175 contracts in place as of September 28, 2005.
We used the income approach to value the customer contracts. To apply this approach, we capitalized the future cash flows attributable to the customers based upon the future duration of the contract. We analyzed the current contracts in existence as of the date of value.
Assuming a 40% tax rate, we then computed the after-tax income and adjusted it to determine an after-tax cash flow attributable to the customer contracts. By adjusting for returns on and of supporting assets, we developed after-tax cash flows directly attributable to the existing customer contracts.
We then discounted the projected cash flows of the future contracts by a risk-adjusted rate of return of 15.4% to determine the present value of the cash flows. The present value of the tax savings due to amortization as calculated, based upon the previously discussed formula, was added to the present value of the cash flows to determine the fair value of the existing customer relationships.